Correspondence

December 21, 2005

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: SMART TRUCK SYSTEMS, INC. Registration Statement on Form SB-2 Amendment No. 1 filed November 9, 2005 File No. 333-128107

Dear Mr. Riedler:

        Thank you for reviewing the above SB-2 form to assist in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing.

FORM SB-2

Prospectus Cover Page

1.	We note the revisions pursuant to comment 3. Please disclose the information required by Item 501(a)(9)(iii) of Regulation S-B.

RESPONSE:

        The items have been revised with new language underlined.

Prospectus Summary, page 3

2.	We note your response to comment 7, and we reissue the comment in part. Please disclose when “[m]anagement plans to augment its growth strategy by increasing marketing efforts to securing additional long-term contracts with major chassis manufactures and additional volume at its existing operations.” Also, disclose the principal obstacles the company will need to overcome to do so.

RESPONSE:

        The second paragraph under The Offering has been revised with new language underlined on page 3.

Investors in our common stock will pay a price . . . . page 5

3.	We note the revisions pursuant to comment 8. We did not intend to suggest you should revise the risk factor to include only the disclosure requested by the comment. Please put the disclosure regarding the net tangible book value, shares outstanding, and dilution percentage back into the risk factor.

RESPONSE:

        The Risk Factor has been revised with new language underlined on page 5.

We are subject to government regulation . . . . page 9

4.	“We note you expanded” Anti-pollution regulations may affect . . . ” on page 6 in response to comment 12 to discuss certain anti-pollution regulations: You also state that none of the anti-pollution regulations are materially burdensome. Please similarly expand this risk factor to discuss any regulations other than anti-pollution regulations that have been particularly burdensome.

RESPONSE:

        The items have been revised with new language underlined on page 6.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the Year Ended June 30, 2005, page 15

5.	We note your response to comment number 25 and your revised disclosure. Please describe your other critical accounting estimates in addition to your asset acquisition valuation estimates. Critical accounting estimates arise when significant estimates are made when applying your accounting principles. The critical accounting estimate disclosure should provide greater insight into the quality and variability of the information regarding financial condition and operating performance. The discussion should present your company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from the principle’s application over time. The disclosure should address specifically why the accounting estimate or assumptions bear the risk of change. Please refer to FRR-72.

RESPONSE:

        The MD&A have been revised with new language underlined on pages 15-17.

Description of the Business, page 17

6.	We note your response to comment 1. Please file the agreement with HT&T Hawaii LLC as an exhibit to your registration statement, and discuss its terms in your Business section. It also appears you should file your agreement with the City of Fresno and discuss its material terms in your Business section.

RESPONSE:

The section has been revised with new language underlined on pages 18-21 and the City of Fresno and HT& Hawaii agreements have been added as exhibits.

7.	We note your response to comment 30. Please disclose the monthly rent you pay for the manufacturing facility.

RESPONSE:

        The rent of $30,000 per month has been added to with the new language underlined.

8.	We note the revisions pursuant to comment 32. We note the manufacturing, research and development assets Kosti Shirvanian received in the sale of Western Waste to U.S.A. Waste Services “were part of the total consideration of approximately 1 billion dollars paid by U.S.A. Waste Services, Inc.” and that [n]o specific dollar amounts were allocated to these assets.”

º	Please explain what these assets consisted of and how much Mr. Shirvanian originally paid for them.

º	Please disclose the form and amount of other consideration given to Mr. Shirvanian in the transaction with U.S.A. Waste Services.

º	Please explain which assets Mr. Shirvanian contributed to Smart Truck Systems on September 1, 2004 and which ones he retained.

RESPONSE:

        The Section has been revised with new language underlined.

9.	We note your response to comment 37, and we reissue the comment. In the second paragraph on page 20, you make claims about your trucks’ efficiencies, economy, and minimal maintenance. Please provide support for these claims either by citing a third-party study that supports them or by comparing your trucks’ efficiencies, economy, and maintenance to industry averages.

RESPONSE:

        The items have been revised with new language underlined to remove these claims.

¨Family Relationships, Certain Relationships and Related Transaction, page 28

10.     Please disclose when the sales to Pacific Waste, Aloha Waste, and Waste Resources took place.

RESPONSE:

These transactions have been disclosed in the family relationships, certain relationships and related transaction section with new language underlined.

Report of Independent Registered Public Accounting Firm, page F-2

11.	We note your revision to the auditor’s report to define the periods for which the audit report covers the statements of income, changes in stockholder’s equity and cash flows. It appears that the first and fourth paragraph of the auditor’s report should reference the period from June 11, 2004 through June 30, 2004 not June 20, 2005. In addition, the year of the inception to date period in the last paragraph should read June 30, 2005 not June 30, 200. Please revise the auditor’s report accordingly.

RESPONSE:

        This typo has been corrected with new language underlined.

12.	In accordance with AU Section 508.07, please revise the fourth paragraph of your auditor’s report to reference U.S. generally accepted accounting principles instead of generally accepted accounting standards.

RESPONSE:

        This grammatical typo has been corrected with new language underlined.

13.	We note your response to comment number 45. In accordance with AU Section 341.12, the auditor’s conclusion about the entity’s ability to continue as a going concern should be expressed through the use of the phrase “substantial doubt about its (the entity’s) ability to continue as a going concern.” In addition, footnote 5 located in paragraph .13 restricts the use of conditional language within the auditor’s opinion in expressing a conclusion concerning the existence of substantial doubt about the entity’s ability to continue as a going concern. Please revise your auditor’s opinion accordingly.

RESPONSE:

        The opinion has been revised with new language underlined.

Consolidated Financial Statements

14.	We note your response to comment number 46 and the expanded disclosure related to your revenue recognition policy. Please expand your disclosure to address the other criteria of revenue recognition listed in SAB Topic 13.A.1 that must be met prior to revenue recognition. In addition, please revise your disclosure to address each revenue stream discussed under “General” on page 16. We note that you sell truck bodies and parts and you make repairs. Discuss any items that reduce gross revenue such as cash rebates, returns, and any other discounts or allowances.

RESPONSE:

        The items have been revised with new language underlined in the notes to financial statements.

History, page F-7

15.     We note your response to comment number 48. Please address the following comments:

º	Cite the accounting literature you followed when recognixzing the goodwill in connection with the purchase of the voting control of Homesmart.com.

º	Disclose the $250,000 payment made for the voting control.

º	Clarify what voting control means and why it didn’t include an acquisition of voting stock.

º	Clarify to us why you believe no shares were exchanged. It appears based on the disclosure in “History” on pages 17 and 18 that you acquired 27,000,000 shares of Homesmart, which were canceled after the merger. In addition, your Stockholders’Equity section implies that you issued 494,951 shares of your stock in the merger.

º	Clarify in the filing who the accounting acquirer was in the transaction and whose financial statements are presented in the filing. Tell us your basis for determining who the accounting acquirer was.

RESPONSE:

The items have been revised with new language underlined. The accounting Literature followed was FASB 141 Prescribing the purchase method for the transaction

      Development Stage, page F-10

16.	We note your response to comment number 49. It appears that neither condition a nor b in paragraph 8 of SFAS 7 exists which would allow you to identify yourself as a development stage enterprise. It appears that you have commenced your planned principle operations of manufacturing trash collection trucks and that you have earned significant revenue from your operations. Please revise your filing accordingly or explain to us why you do not believe a revision is necessary under GAAP.

RESPONSE:

Pursuant to SFAS 7, pars. 8-9 Smart Truck believes that it is a development stage company since it has not commenced its planned principal operation of manufacturing on an assembly line bases front loaders, roll offs and side loader refuse truck bodies. From inception until June 30, 2005 the service repair and sale of parts was only a small part of the revenue and business of the company. The service repair and parts was designed to support our manufacturing of the 10 front loaders and 7 roll offs sold during our audit period. At this time Smart Truck has not commenced its planned principal operations of manufacturing on an assembly line bases one front loader, one side loader and one roll off a week. The MD&A section has been revised to describe our development stage activities.

      Note 2 – Asset Purchase Agreement, page F-10

17.	We note your response to comment number 50. Please note that according to paragraph 4 part 3 of APB 29, the statement does not apply to a transfer of assets to an entity in exchange for an equity interest in that entity. It appears that the transfer was from a promoter of the company and should be recorded at historical GAAP basis. Refer to Staff Accounting Bulletin 5:G.

RESPONSE:

The language in Note 2 has been revised with the new language underlined

      Item 27, Index to Exhibits, page II-3

18.	Exhibits filed pursuant to Item 601(b)(10) of Regulation S-B, such as the employment agreement and the lease agreement, should be numbered 10.1, 10.2, 10.3, etc. Please revise.

RESPONSE:

        The exhibit numbers have been revised with new language underlined.

        Please be advised that the issuer does not intend to request acceleration of the effectiveness of the registration statement until such time that it has confirmed with the staff there are no further comments. Please contact me as necessary at the address, telephone and fax numbers below.

Sincerely, /s/ DENNIS BROVARONE Dennis Brovarone, Attorney and Counselor at Law 18 Mountain Laurel Drive Littleton, Colorado 80127 Phone: (303) 466-4092 FAX (303) 466-4826